# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ThredUp Inc., CIK 0001484778
CUSIP: 88556E102
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 969 Broadway, Suite 200, Oakland, California (CA), 94607
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001849447

## Reporting persons
- James G. Reinhart: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,837,625; shared voting power 3,028,424; sole dispositive power 4,837,625; shared dispositive power 3,028,424; aggregate amount beneficially owned 7,866,049 (7.9% of the class)
  Comment: Row 5, Row 7, and Row 9 represent (i) 446,117 shares of Class B common stock, $0.0001 par value per share (the "Class B common stock"), of ThredUp Inc. (the "Company") held of record by Mr. Reinhart, (ii) 2,976,393 shares of Class B common stock subject to outstanding stock options held of record by Mr. Reinhart that are exercisable within 60 days of March 31, 2025, and (iii) 1,415,115 shares of Class A common stock, $0.0001 par value per share (the "Class A common stock"), held of record by Mr. Reinhart.
  Row 6, Row 8, and Row 9 represent (i) 2,583,795 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended and (ii) 444,629 shares of Class B common stock held of record by James Reinhart and Michele Reinhart as Trustees of The Costanoa 2017 Irrevocable GST Trust.
  For the numbers and percentages in the table above, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  The percent of class in Row 11 was calculated based on 92,620,063 shares of Class A common stock and 23,574,629 shares of Class B common stock outstanding as of February 24, 2025, as reported in the Company's Form 10-K filed with the U.S. Securities and Exchange Commission on March 3, 2025.
  The percent of class in Row 11 was based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 6,450,934 shares of Class B common stock and 1,415,115 shares of Class A common stock beneficially owned by the reporting person represent 18.4% of the aggregate combined voting power of the Class A common stock and Class B common stock.

## Item 1. Issuer
Name of issuer: ThredUp Inc.
Address of issuer's principal executive offices: 969 Broadway, Suite 200, Oakland, CA, 94607

## Item 2. Person Filing
Name of person filing: James G. Reinhart
Address of principal business office or, if none, residence: 969 Broadway, Suite 200, Oakland, California 94607
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (A) 6,450,934 shares of Class B common stock, consisting of (i) 446,117 shares of Class B common stock held of record by Mr. Reinhart, (ii) 2,976,393 shares of Class B common stock subject to outstanding stock options held of record by Mr. Reinhart that are exercisable within 60 days of March 31, 2025, (iii) 2,583,795 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended and (iv) 444,629 shares of Class B common stock held of record by James Reinhart and Michele Reinhart as Trustees of The Costanoa 2017 Irrevocable GST Trust, and (B) 1,415,115 shares of Class A common stock held of record by Mr. Reinhart.
Percent of class:
When all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, all of the foregoing shares represent approximately 7.9% of the outstanding shares of Class A common stock.

The percent of class was calculated based on 92,620,063 shares of Class A common stock and 23,574,629 shares of Class B common stock outstanding as of February 24, 2025, as reported in the Company's Form 10-K filed with the U.S. Securities and Exchange Commission on March 3, 2025. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 6,450,934 shares of Class B common stock and 1,415,115 shares of Class A common stock beneficially owned by the reporting person represent 18.4% of the aggregate combined voting power of the Class A common stock and Class B common stock.
Sole power to vote or to direct the vote: 4,387,625
Shared power to vote or to direct the vote: 3,028,424
Sole power to dispose or to direct the disposition: 4,837,625
Shared power to dispose or to direct the disposition: 3,028,424

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James G. Reinhart: /s/ James G. Reinhart, James G. Reinhart (05/13/2025)